Filed by: SICOR Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: SICOR Inc.

Commission File No. 0-18549

News Release

Contact:	Laurie W. Little
SICOR Inc.
(949) 455-4879

FOR IMMEDIATE RELEASE

SICOR SETS JANUARY 16, 2004 STOCKHOLDER MEETING

TO VOTE ON PROPOSED MERGER

IRVINE, CA—December 5, 2003—SICOR Inc. (Nasdaq:SCRI) today announced that it has scheduled its special stockholder meeting for Friday, January 16, 2004 to vote on the previously announced merger with Teva Pharmaceutical Industries Limited. SICOR stockholders of record at the close of business on Tuesday, December 9, 2003 will be entitled to notice of the special meeting and to vote on the proposal.

SICOR will send a definitive proxy statement/prospectus to stockholders of record, which will contain important information about the merger with Teva. Stockholders are urged to read the definitive proxy statement/prospectus when it becomes available. The definitive proxy statement/prospectus will also include the time and location of the special meeting.

About SICOR

SICOR Inc. is a vertically integrated, multinational pharmaceutical company that focuses on generic finished dosage injectable pharmaceuticals, active pharmaceutical ingredients, or APIs, and generic biopharmaceuticals. Using internal research and development capabilities, together with operational flexibility and manufacturing and regulatory expertise, SICOR is able to take a wide variety of products from the laboratory to the worldwide market. Leveraging these capabilities, SICOR concentrates on products and technologies that present significant barriers to entry or offer first-to-market opportunities. SICOR operates several manufacturing facilities in the U.S., Western and Eastern Europe and Mexico, while maintaining its corporate headquarters in Irvine, California. For more information, please visit our website at www.sicor.com.

Forward Looking Statement

This press release contains forward looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements, including if this acquisition will be approved by SICOR’s stockholders, if the acquisition will obtain regulatory approval under Hart-Scott-Rodino and other regulatory approvals, whether the waiting periods will be extended due to requests for additional information, whether SICOR will successfully complete the transaction and those matters set forth or incorporated by reference in the risk factors section of Teva’s Registration Statement on Form F-4 filed with the Securities and Exchange Commission on November 26, 2003. These forward-looking statements represent the SICOR’s judgment as of the date of this press release. SICOR disclaims any intent or obligation to update these forward-looking statements.

Additional Information About the Merger and Where to Find It

This news release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any Teva shares, and is not a solicitation of a proxy. In connection with the proposed transaction, Teva Pharmaceutical Industries Limited and SICOR Inc. filed a proxy statement/prospectus with the Securities Exchange Commission on November 26, 2003, as part of a Registration Statement on Form F-4. Investors and security holders are advised to read the proxy statement/prospectus and registration statement and the definitive joint proxy statement/prospectus when it becomes available, because important information will be contained therein. The definitive proxy statement/prospectus will be sent to stockholders of SICOR Inc. in connection with the solicitation of their approval of the proposed merger of SICOR Inc. with a subsidiary of Teva Pharmaceutical Industries Limited. You may obtain a free copy of the Registration Statement on Form F-4 and other documents filed by the companies with the Commission at the Commission’s website at http://www.sec.gov. The Registration Statement also is available from Teva by contacting Teva Pharmaceutical Industries Limited, 5 Basel St. Petach Tikva 49131, Israel, Attention: Investor Relations (972-3-926-7554) and from SICOR Inc. by contacting SICOR Inc., 19 Hughes, Irvine, CA 92618, Attention: Investor Relations (949) 455-4879.

Teva Pharmaceutical Industries Limited and SICOR Inc., and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of SICOR Inc. in connection with the merger. Information about the directors and executive officers of SICOR Inc. and their interests in the merger, including their ownership of SICOR Inc., is set forth in the proxy statement for SICOR Inc.’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Teva Pharmaceutical Industries Limited and their interests in the merger, including their ownership of Teva Pharmaceutical Industries Limited stock, is set forth in its annual report on Form 20-F for the year ended December 31, 2002. Investors may obtain additional information regarding the interests of such participants in the merger by reading the proxy statement/prospectus when it becomes available.

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